Exhibit 99.1

IceCure Medical Receives Notice of Intention to Grant a European Patent Covering Its Cryogenic Pump

CAESAREA, Israel, December 20, 2021 -- IceCure Medical Ltd. (NASDAQ: ICCM) (TASE: ICCM) (“IceCure” or the “Company”), developer of minimally-invasive cryoablation technology, the ProSense® System, that destroys tumors by freezing as an alternative to surgical tumor removal, today announced that it received notification from the European Patent Office (the “EPO”) of an intention to grant a patent for IceCure’s application entitled “Cryogen Pump”. When issued, the patent will include protection for IceCure’s proprietary cryogenic pump, with features that will enable IceCure’s next generation of cryoblation systems. The patent will be in effect until 2041.

The novel cryogenic pump that IceCure has developed is submersible in liquid nitrogen and works in a closed circuit. In addition, this cryogenic pump is designed to be used for multiple procedures or long-term duration procedures without the need to refill liquid nitrogen. Moreover, this pump enables temperature control of the cryoprobe, as well as the use of a wider range of cryoprobes and catheters and, in addition, improves the cooling rate during a procedure.

Eyal Shamir, Chief Executive Officer of IceCure, noted, “This notification by the EPO of an Intention to Grant a patent for our cryogenic pump is another step forward for IceCure and the development of a new generation of single-probe and multi-probe cryoablation systems for ablating malignant tumors. Having use of this technology is critical, since we believe it will be instrumental to improving the quality of the cryoablation procedures available today, and enable practitioners to perform longer-term and multiple procedures more efficiently, as well as allowing for the expansion of cryoablation treatment to additional clinical applications in the future.”

About IceCure Medical

Founded in 2006, Israel-based IceCure Medical (NASDAQ: ICCM) (TASE: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications approved to-date by FDA and the European CE Mark.

Innovating Cryotherapy Solutions

IceCure Medical Ltd. | 7 Ha’Eshel St., Southern Industrial Park P.O.B. 316, Caesarea, 3079504, Israel

T: +972-4-602-0333 | F: +972-4-6230222 | www.icecure-medical.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statement in this press release when it discusses the benefits of cryoablation as a treatment for breast cancer and the benefits of its cryogenic pump and the development of the next generation of cryoablation systems. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Registration Statement on Form F-1 (as amended, the “Form F-1”). Copies of the Form F-1 are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Chuck Padala

LifeSci Advisors

o: +1 646-627-8390 / c: +1 917-741-7792

email: chuck@lifesciadvisors.com

Innovating Cryotherapy Solutions

IceCure Medical Ltd. | 7 Ha’Eshel St., Southern Industrial Park P.O.B. 316, Caesarea, 3079504, Israel

T: +972-4-602-0333 | F: +972-4-6230222 | www.icecure-medical.com